UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Ares Strategic Income Fund

(Name of Issuer)

Class I Common Shares, par value $0.01 per share

(Title of Class of Securities)

04020E404, 04020E107 and U2225W101

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐     Rule 13d-1(b)

☒     Rule 13d-1(c)

☐     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04020E404, 04020E107 and U2225W101	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS Partners Capital Investment Group, LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 22,273,082.91[1]
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 22,273,082.91
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	22,273,082.91
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	49.6%
12	TYPE OF REPORTING PERSON (See Instructions)	IA, PN

1 Consists of (i) 3,941,065.56 shares held by Partners Capital Phoenix Fund II Ltd - Diversified Income Fund, a Cayman Islands exempted company managed by the Reporting Person and (ii) 18,332,017.35 shares held by certain other funds and accounts managed by the Reporting Person.

CUSIP No. 04020E404, 04020E107 and U2225W101	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS Partners Capital Phoenix Fund II Ltd - Diversified Income Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,941,065.56
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,941,065.56
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,941,065.56
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	8.8%
12	TYPE OF REPORTING PERSON (See Instructions)	FI

CUSIP No. 04020E404, 04020E107 and U2225W101	Page 4 of 6 Pages

ITEM 1(a).	NAME OF ISSUER

Ares Strategic Income Fund (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

245 Park Ave, 44th Floor
New York, New York 10167

ITEM 2(a).	NAME OF PERSONS FILING

This joint statement on Schedule 13G is being filed by Partners Capital Investment Group, LLP, a Delaware limited liability partnership (“PCIG”) and Partners Capital Phoenix Fund II Ltd - Diversified Income Fund, a Cayman Islands exempted limited company (the “Fund” and, together with PCIG, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 to this Schedule 13G, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE

The business address of each of the Reporting Persons is 600 Atlantic Avenue, 30th Floor, Boston, MA, 02210.

ITEM 2(c).	CITIZENSHIP

PCIG is a Delaware limited liability partnership. The Fund is a Cayman Islands exempted company.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES

Class I Common Shares, par value $0.01 per share (the “Common Shares”).

ITEM 2(e).	CUSIP NUMBER

04020E404, 04020E107 and U2225W101

ITEM 3.	Not applicable.

ITEM 4.	OWNERSHIP

The Reporting Persons, in the aggregate, beneficially own 22,273,082.91 Common Shares, representing approximately 49.6% of such class of securities. The beneficial ownership of each Reporting Person is as follows: (i) PCIG beneficially owns 22,273,082.91 Common Shares representing approximately 49.6% of the class; and (ii) the Fund beneficially owns 3,941,065.56 Common Shares representing approximately 8.8% of the class. The percentages of beneficial ownership reported herein, and on each Reporting Person’s cover page to this Schedule 13G, are based on a total of 44,904,832 Common Shares issued and outstanding as of November 10, 2023, as reported in the most recent quarterly report of the Issuer on Form 10-Q for its fiscal quarter ended September 30, 2023.

CUSIP No. 04020E404, 04020E107 and U2225W101	Page 5 of 6 Pages

PCIG has the sole power to vote and dispose of 22,273,082.91 Common Shares. The Fund has the sole power to vote and dispose of 3,941,065.56 Common Shares.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Certain other funds and accounts managed by PCIG have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares. No such interest relates to more than 5% of the class.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a–11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 6, 2024

PARTNERS CAPITAL INVESTMENT GROUP, LLP

By:	/s/ Paul Dimitruk
Name:	Paul Dimitruk
Title:	Senior Partner

PARTNERS CAPITAL PHOENIX FUND II LTD - DIVERSIFIED INCOME FUND

By:	/s/ Paul Dimitruk
Name:	Paul Dimitruk
Title:	Director

Exhibit 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree, as of February 6, 2024, that only one statement containing the information required by Schedule 13G, and each amendment thereto, need be filed with respect to the ownership by each of the undersigned of Common Shares of Ares Strategic Income Fund, a Delaware statutory trust, and such statement to which this Joint Filing Agreement is attached as Exhibit 1 is filed on behalf of each of the undersigned.

PARTNERS CAPITAL INVESTMENT GROUP, LLP

By:	/s/ Paul Dimitruk
Name:	Paul Dimitruk
Title:	Senior Partner

PARTNERS CAPITAL PHOENIX FUND II LTD - DIVERSIFIED INCOME FUND

By:	/s/ Paul Dimitruk
Name:	Paul Dimitruk
Title:	Director